Exhibit 99.1

FOR IMMEDIATE RELEASE

CME Group and GFI Group Announce Revised Offer for GFI Group Stockholders

•	GFI Group Stockholders To Receive $5.25 per GFI Group Share in Mix of CME Group Stock and Cash

•	Private Consortium of GFI Group Management to Increase Cash Payment for GFI’s IDB Business to $254M from $165M Plus the Assumption at Closing of Approximately $72M in Unvested Deferred Compensation Liability to Employees, for a Total Consideration of $326M Plus the Assumption of Additional GFI Group Liabilities and Other Commercial Guarantees

LONDON, CHICAGO and NEW YORK, December 2, 2014—CME Group Inc., the world’s leading and most diverse derivatives marketplace, and GFI Group Inc., a leading intermediary and provider of trading technologies and support services to the global OTC and listed markets, today announced that they have revised their definitive agreements to increase the consideration payable to GFI Group stockholders from $4.55 per share in CME Group stock to $5.25 per share, payable in a mix of shares of CME Group Class A common stock and cash. This new offer price represents a 5% premium above yesterday’s closing price of $5.00 per share of GFI Group common stock and a 69% premium above the closing price of $3.11 per share of GFI Group common stock on July 29, the last day of trading prior to the announcement of the transaction.

As part of the revised transaction, the purchase price to be paid by a private consortium of GFI Group management (the “GFI Group Management Consortium”), led by current Executive Chairman Michael Gooch, CEO Colin Heffron and Managing Director Nick Brown, for GFI Group’s wholesale brokerage business increased to $254 million, up from $165 million in cash offered in July, along with the assumption, at closing, of approximately $72 million of unvested deferred compensation and other liabilities. This $89 million increase represents $0.70 per share and is being passed along in its entirety by CME Group to GFI Group stockholders, increasing the total consideration payable to GFI Group stockholders from $4.55 per share to $5.25 per share.

CME Group will retain Trayport, a leading provider of trading software in the European energy markets, and FENICS, a firm which provides best-in-class price discovery, analytics, risk management and workflow connectivity services for the global OTC FX options markets. In addition, the continuing GFI Group brokerage business will maintain its commitment to both Trayport and FENICS by entering into long-term commercial agreements, including a data license agreement with a minimum revenue guarantee of $15 million for the sales of FENICS data products under certain circumstances. CME Group’s total consideration of approximately $655 million for Trayport and FENICS, including assumption of approximately $240 million of GFI Group debt, remains unchanged under the revised transaction terms.

The new terms of the transaction have been approved by the Board of Directors of GFI Group upon the unanimous recommendation of a Special Committee comprised solely of independent and disinterested directors, and by the Board of Directors of CME Group. GFI Group’s Board of Directors, acting upon the unanimous recommendation of the Special Committee, continues to recommend that GFI Group’s stockholders vote to approve the merger agreement. The transaction remains subject to the approval of the stockholders of GFI Group as well as customary regulatory review and approvals. It is expected that the transaction will close in early 2015.

Transaction Structure

The transaction will be effected through a merger of GFI Group and a subsidiary of CME Group and a concurrent acquisition of the wholesale brokerage business by the GFI Group Management Consortium for $254 million and the assumption, at closing, of approximately $72 million of unvested deferred compensation and other liabilities. In the merger, GFI Group stockholders are entitled to elect to receive, for each share of GFI Group common stock they own, either cash consideration of $5.25 per share or a number of shares of CME Group Class A common stock based on an exchange ratio the numerator of which is the offer price of $5.25 per share of GFI Group common stock and the denominator of which will be the 10-day average closing price of CME Group common stock prior to the closing date of the transaction. All elections are subject to proration as provided in the revised merger agreement to account for the maximum available cash consideration of $89 million, which is approximately 13% of the total consideration. If the cash elections exceed this amount, CME Group may elect to further increase the available cash consideration to limit the proration effect. GFI Group stockholders who do not make a timely election will receive all cash consideration, subject to proration as described above. The remaining terms of the transaction have remained the same in all material respects. The above description is not complete and is qualified in its entirety by reference to the revised transaction agreements, which will be filed by GFI Group on a Current Report on Form 8-K.

GFI Group Stockholder Approval

GFI Group’s Board of Directors, acting upon the unanimous recommendation of a Special Committee of the Board comprised solely of independent and disinterested directors, approved the revised merger agreement and continues to recommend that GFI Group’s stockholders vote to approve the merger agreement. In addition to the stockholder approval required by GFI Group’s organizational documents and applicable law, the agreements continue to provide that the merger agreement must be approved by the affirmative vote of holders of a majority of GFI Group common shares that are not held by Jersey Partners Inc. and its equity holders, the officers and directors of GFI Group, and the members of the GFI Group Management Consortium and their affiliates (other than GFI Group). Jersey Partners Inc., GFI Group’s largest stockholder, and the members of the GFI Group Management Consortium and their respective affiliates (other than GFI Group) continue to agree to vote all of their GFI Group shares in favor of the transaction at the GFI Group stockholder meeting to approve the transaction. GFI Group anticipates holding a Special Meeting of stockholders in January 2015 to vote on this matter.

Timing

The closing of the transaction is subject to certain conditions including, among other things, the concurrent merger with Jersey Partners Inc. and sale of the wholesale brokerage business to the GFI Group Management Consortium, the effectiveness of a Registration Statement on Form S-4, receipt of the requisite approval of GFI Group stockholders, and receipt of necessary governmental and regulatory approvals. CME Group filed a preliminary Registration Statement on Form S-4 with the Securities and Exchange Commission on October 16, 2014 and the parties expect the transaction to close early next year; however, there can be no assurance as to when or if the transaction contemplated by the definitive agreements will be consummated.

Advisors

Barclays Bank PLC is acting as financial advisor to CME Group and Skadden, Arps, Slate, Meagher & Flom LLP is acting as CME Group’s legal advisor. Jefferies Group LLC is acting as financial advisor to GFI Group and Willkie Farr & Gallagher LLP is acting as legal advisor to the GFI Group Management Consortium. Greenhill & Co. is acting as financial advisor to the Special Committee and White & Case LLP is acting as the Special Committee’s legal advisor.

About CME Group

As the world’s leading and most diverse derivatives marketplace, CME Group (www.cmegroup.com) is where the world comes to manage risk. CME Group exchanges offer the widest range of global benchmark products across all major asset classes, including futures and options based on interest rates, equity indexes, foreign exchange, energy, agricultural commodities, metals, weather and real estate. CME Group brings buyers and sellers together through its CME Globex® electronic trading platform and its trading facilities in New York and Chicago. CME Group also operates CME Clearing, one of the world’s leading central counterparty clearing providers, which offers clearing and settlement services across asset classes for exchange-traded contracts and over-the-counter derivatives transactions. These products and services ensure that businesses everywhere can substantially mitigate counterparty credit risk.

CME Group is a trademark of CME Group Inc. The Globe Logo, CME, Globex and Chicago Mercantile Exchange are trademarks of Chicago Mercantile Exchange Inc. CBOT and the Chicago Board of Trade are trademarks of the Board of Trade of the City of Chicago, Inc. NYMEX, New York Mercantile Exchange and ClearPort are registered trademarks of New York Mercantile Exchange, Inc. COMEX is a trademark of Commodity Exchange, Inc. KCBOT, KCBT and Kansas City Board of Trade are trademarks of The Board of Trade of Kansas City, Missouri, Inc. All other trademarks are the property of their respective owners. Further information about CME Group (NASDAQ: CME) and its products can be found at www.cmegroup.com.

About GFI Group Inc.

GFI Group Inc. (NYSE: GFIG) is a leading intermediary in the global OTC and Listed markets offering an array of sophisticated trading technologies and products to a broad range of financial market participants. More than 2,500 institutional clients benefit from GFI’s know-how and experience in operating electronic and hybrid markets for cash and derivative products across multiple asset classes, including fixed income, interest rates, foreign exchange, equities, energy and commodities. GFI’s brands include Trayport®, a leading provider of trading solutions for energy markets worldwide and FENICS®, a market leader in FX options software.

Founded in 1987 and headquartered in New York, GFI employs over 2,000 people globally, with additional offices in London, Paris, Brussels, Nyon, Dublin, Madrid, Sugar Land (TX), Hong Kong, Tel Aviv, Dubai, Seoul, Tokyo, Singapore, Sydney, Cape Town, Santiago, Bogota, Buenos Aires, Lima and Mexico City.

Media Contacts

Patricia Gutierrez

GFI Group Vice President—Public Relations

+ 1 212 968 2964

patricia.gutierrez@gfigroup.com

Laurie Bischel

CME Group Executive Director, Corporate Communications

+1 312 907 0003

Laurie.Bischel@cmegroup.com

Chris Grams

CME Group Director, Corporate Communications

+1 312 930 3425

Chris.Grams@cmegroup.com

Investor Contacts

Mark Brazier

GFI Group Senior Vice President, Corporate Development and Communications

+1 212 968 6905

mark.brazier@gfigroup.com

Chris Ann Grimmett

GFI Group Investor Relations Manager

+1 212 968 4167

chris.grimmett@gfigroup.com

John Peschier

CME Group Managing Director, Investor Relations

+1 312 930 8491

John.Peschier@cmegroup.com

CME-G

Important Information for Investors and Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed transactions will be submitted to the stockholders of GFI Group for their consideration. CME Group filed on October 16, 2014 with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary proxy statement of GFI Group and also constitutes a preliminary prospectus of CME Group. These materials are not yet final and may be amended. GFI Group will provide the final proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about GFI Group, CME Group and the proposed transactions. Investors and security holders will be able to obtain a free copy of the registration statement and proxy statement/prospectus, as well as other filings containing information about GFI Group and CME Group free of charge at the SEC’s website at http://www.sec.gov. In addition, the proxy statement/prospectus, the SEC filings that will be incorporated by reference in the proxy statement/prospectus and the other documents filed with the SEC by CME Group may be obtained free of charge by directing such request to: Investor Relations, GFI Group, 55 Water Street, New York, NY 10041 or from GFI Group’s Investor Relations page on its corporate website at www.gfigroup.com, and the proxy statement/prospectus, the SEC filings that will be incorporated by reference in the proxy statement/prospectus and the other documents filed with the SEC by CME Group may be obtained free of charge by directing such request to: Investor Relations, CME Group, 20 S. Wacker Drive, Chicago, IL 60606, or from CME Group’s Investor Relations page on its corporate website at www.cmegroup.com.

GFI Group, CME Group and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction from the stockholders of GFI Group. Information about the directors and executive officers of GFI Group is set forth in the proxy statement on Schedule 14A for GFI Group’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2014 and information about the directors and executive officers of CME Group is set forth in the proxy statement for CME Group’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2014. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transactions when it becomes available.

Forward Looking Statements

Certain matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, with respect to GFI Group and CME Group (i) statements about the benefits of the transaction, including financial and operating results and synergy benefits that may be realized from the transaction and the timeframe for realizing those benefits; (ii) plans, objectives, expectations and intentions; (iii) other statements contained in this communication that are not historical facts; and (iv) other statements identified by words such as “anticipate,” “believe,” “estimate,” “may,” “might,” “intend,” “expect” and similar expressions. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of GFI Group and CME Group and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements; the inability to complete the transactions contemplated by the definitive agreements due to the failure to obtain the required stockholder approval by GFI Group; the inability to satisfy the other conditions specified in the definitive agreements, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions; the risk that the proposed transactions disrupts current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of the transactions; the outcome of any legal proceedings that may be instituted against GFI Group, CME Group or others following announcement of the transaction; economic, political and market factors affecting trading volumes; securities prices or demand for GFI Group’s brokerage services; competition from current and new competitors; GFI Group’s and CME Group’s ability to attract and retain key personnel, including highly-qualified brokerage personnel; GFI Group’s ability to identify and develop new products and markets; changes in laws and regulations governing GFI Group’s and CME Group’s business and operations or permissible activities; GFI Group’s and CME Group’s ability to manage its international operations; financial difficulties experienced by GFI Group’s and CME Group’s customers or key participants in the markets in which GFI Group and CME Group focuses its services; GFI Group’s and CME Group’s ability to keep up with technological changes; and uncertainties relating to litigation and GFI Group’s and CME Group’s ability to assess and integrate acquisition prospects. Further information about factors that could affect the financial and other results of GFI Group or CME Group is included in their respective filings with the Securities and Exchange Commission. Neither GFI Group or CME Group undertakes to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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